UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒Form 10-K   ☐Form 20-F   ☐Form 11-K   ☐Form 10-Q   ☐ Form N-SAR   ☐Form N-CSR

For Period Ended:    August 31, 2018

☒Transition Report on Form 10-K

☐Transition Report on Form 20-F

☐Transition Report on Form 11-K

☐Transition Report on Form 10-Q

☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Chase Corporation

Full Name of Registrant

Not Applicable

Former Name if Applicable

295 University Avenue

Address of Principal Executive Office (Street and Number)

Westwood, MA 02090

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Chase Corporation (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the year ended August 31, 2018.  The Company was unable to file the Form 10-K by November 14, 2018, without unreasonable effort or expense, primarily because our management, under the supervision and with the participation of our Principal Executive Officer and Principal Financial Officer, in evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of August 31, 2018, identified a material weakness in the Company’s internal control over financial reporting relating to the valuation of certain assets acquired in a business combination. This identified control issue resulted in the adjustment of certain amounts including goodwill, inventory step-up, customer relationship intangibles and related amortization expense and income taxes.  This adjustment had no material effect on Net income and EPS, and no restatement of previously issued financials is anticipated.  The Company is making this filing in order to give it time to finalize documentation concerning this material weakness.

The Company currently expects that it will be able to conclude the remaining work necessary in time for the Company to file the Form 10-K within the fifteen-calendar day extension provided by Rule 12b-25.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Kenneth J. Feroldi	(781)	332 - 0700
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes    No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Chase Corporation

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 15, 2018	By:	Kenneth J. Feroldi /s/
Kenneth J. Feroldi
Treasurer and Chief Financial Officer